UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Clarifications on the Divestment Processes

Rio de Janeiro, December 20, 2016 – Petróleo Brasileiro S.A. – Petrobras
provides the following clarifications regarding its disinvestment processes considering the preventive order of the Brazilian Federal Accounting Court
(TCU), as disclosed on 12.08.2016, and injunctions of the Brazilian Judiciary.

This TCU decision does not apply to transactions that the sale agreements have already been signed.

According to TCU’s determination, Petrobras should not start new divestment projects nor sign sale agreements related to competitive processes already in progress until TCU’s merit decision on the Company's divestment process, except for the five transactions mentioned below, which are in final stage of negotiations, therefore are allowed to proceed and have their agreements signed:

1) the sale of Petrobras’ interest in Petroquímica Suape and Citepe, that is in advanced stage of negation with Alpek, according to the material fact disclosed on 11.03.2016;
2) the sale of concession rights in Baúna and Tartaruga Verde fields;
3) the sale of interest in deepwater assets in the US Gulf of Mexico;
4) the sale of Petrobras Biocombustível (Pbio) interest in Guarani;
5) the incorporation agreement of Nova Fronteira, in which Pbio has 49%
interest, executed with São Martinho S.A, as announced in the material fact disclosed on 12.12.2016;

Petrobras clarifies that, regardless of TCU’s determination, injunctions granted by the Brazilian Judiciary established the suspension of four projects in the divestment portfolio. These are:

a) sale of interest in BR Distribuidora;
b) transfer of rights of a set of onshore fields;
c) transfer of rights of a set of fields in shallow waters in the states of
Sergipe e Ceará;
d) transfer of concession rights in Baúna and Tartaruga Verde fields. Therefore, despite its conclusion being authorized by the TCU, the process is suspended due to the granted injunction.

The Company informs that the Third Section of the Federal Court of Appeals for the 5th Region, by unanimity, has reversed the injunction due to Petrobras appeal, allowing the Company to proceed with the divestment project regarding a set of onshore fields, without, however, authorizing the signing agreement.

The disinvestment processes related to the other three projects are suspended, due to the above-mentioned injunctions. The Company, however, continues to take the legal actions against these injunctions, in order to proceed with these projects.

_____________________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

The Company is working on revising its divestment processes with the purpose of adjusting them to TCU's determinations and expects to conclude this reformulation, in the shortest time possible, with the appreciation of that
Court, without changing Petrobras’ divestments and partnerships targets included in the Strategic Plan/ 2017-2021 Business and Management Plan.

Other facts deemed relevant related to the divestments will be timely communicated to the market.

_____________________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: December 20, 2016	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer